SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

Boise Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

09746Y1139
(CUSIP Number)

February 23, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[x]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 14 Pages)

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Master Investments Ltd.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

3,326,745

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

3,326,745

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,326,745

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*                                                                [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%

12.           TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Opportunity Fund (QP), L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

3,326,745

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

3,326,745

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,326,745

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*                                                                [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%

12.           TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Asset Management, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

3,326,745

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

3,326,745

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,326,745

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*                                                                [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%

12.           TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sage Asset Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

3,326,745

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

3,326,745

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,326,745

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*                                                                [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%

12.           TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Barry G. Haimes

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.           SOLE VOTING POWER

120,100

6.           SHARED VOTING POWER

3,326,745

7.           SOLE DISPOSITIVE POWER

120,100

8.           SHARED DISPOSITIVE POWER

3,326,745

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,446,845

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*                                                                [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

12.           TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Katherine R. Hensel

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [x]
(b)           [ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.           SOLE VOTING POWER

1,179,021

6.           SHARED VOTING POWER

3,326,745

7.           SOLE DISPOSITIVE POWER

1,179,021

8.           SHARED DISPOSITIVE POWER

3,326,745

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,505,766

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*                                                                [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.           TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This report reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of February 26, 2010.

ITEM 1(a).	Name of Issuer:

Boise Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

1111 West Jefferson Street, Suite 200
Boise, Idaho 83702-5388

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Sage Master Investments Ltd., a Cayman Islands exempted company ("Sage Master"), Sage Opportunity Fund (QP), L.P., a Delaware limited partnership ("QP Fund"), Sage Asset Management, L.P., a Delaware limited partnership ("SAM"), Sage Asset Inc., a Delaware corporation ("Sage Inc."), Barry G. Haimes and Katherine R. Hensel (collectively, the "Reporting Persons").

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address for each of Sage, QP Fund, SAM, Sage Inc., Mr. Haimes and Ms. Hensel is 500 Fifth Avenue, Suite 930, New York, New York 10110.

The principal business address for Sage Master is c/o Appleby Corporate Services (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

Item 2(c).	Citizenship:

Sage Master is a Cayman Islands exempted company.

Each of the QP Fund and SAM is a Delaware limited partnership.

Sage Inc. is a Delaware corporation.

Each of Mr. Haimes and Ms. Hensel is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, par value $.0001 ("Common Stock").

Item 2(e).	CUSIP Number: 09746Y1139

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 4,625,866 shares of Common Stock.

Sage Master individually beneficially owns 3,326,745 shares of Common Stock, consisting of: (i) 1,590,945 shares of Common Stock, and (ii) warrants exercisable for 1,735,800 shares of Common Stock.

QP Fund, solely in its capacity as the controlling shareholder of Sage Master, beneficially owns the 3,326,745 shares of Common Stock individually beneficially owned by Sage Master.

SAM, solely in its capacity as investment manager of Sage Master, beneficially owns the 3,326,745 shares of Common Stock individually beneficially owned by Sage Master.

Sage Inc., solely in its capacity as the general partner of SAM, beneficially owns the 3,326,745 shares of Common Stock individually beneficially owned by Sage Master.

Mr. Haimes beneficially owns the 3,326,745 shares of Common Stock individually owned by Sage Master, solely in his capacity as a controlling person of Sage Inc., and an additional 120,100 shares of Common Stock that he individually beneficially owns personally (consisting of 62,800 shares of Common Stock and warrants exercisable for 57,300 shares of Common Stock).

Ms. Hensel beneficially owns the 3,326,745 shares of Common Stock individually owned by Sage Master, solely in her capacity as a controlling person of Sage Inc., and an additional 1,179,021 shares of Common Stock that she individually beneficially owns personally (consisting of 483,621 shares of Common Stock and warrants exercisable for 695,400 shares of Common Stock).

(b)           Percent of class:

The Reporting Persons' collective beneficial ownership of 4,625,866 shares of Common Stock constitutes 5.3% of all of the outstanding shares of Common Stock.

The 3,326,745 shares of Common Stock beneficially owned by Sage Master, the QP Fund, SAM and Sage Inc., constitutes 3.9% of all of the outstanding shares of Common Stock.

The 3,446,845 shares of Common Stock beneficially owned by Mr. Haimes constitutes 4.0% of all of the outstanding shares of Common Stock.

The 4,505,766 shares of Common Stock beneficially owned by Ms. Hensel constitutes 5.2% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

Mr. Haimes has the sole power to vote or direct the vote of 120,100 shares of Common Stock individually beneficially owned by him.

Ms. Hensel has the sole power to vote or direct the vote of 1,179,021 shares of Common Stock individually beneficially owned by her.

(ii)  Shared power to vote or to direct the vote

Sage Master has shared power with QP Fund, SAM, Sage Inc., Mr. Haimes and Ms. Hensel to vote or direct the vote of 3,326,745 shares of Common Stock individually beneficially owned by Sage Master.

(iii)  Sole power to dispose or to direct the disposition of

Mr. Haimes has the sole power to dispose or direct the disposition of 120,100 shares of Common Stock individually beneficially owned by him.

Ms. Hensel has the sole power to dispose or direct the disposition of 1,179,021 shares of Common Stock individually beneficially owned by her.

(iv)  Shared power to dispose or to direct the disposition of

Sage Master has shared power with QP Fund, SAM, Sage Inc., Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 3,326,745 shares of Common Stock individually beneficially owned by Sage Master.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Anther Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Of the 4,625,866 shares of Common Stock beneficially owned by the Reporting Persons, 3,326,745 are individually beneficially owned directly by Sage Master.  QP Fund is the controlling shareholder of Sage Master.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its, his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2010

SAGE MASTER INVESTMENTS LTD.

By:           /s/ Katherine R. Hensel
---------------------------------
Katherine R. Hensel
Director

SAGE OPPORTUNITY FUND (QP), L.P.
By: Sage Asset Management, L.P., as General Partner
By: Sage Asset Inc., as General Partner

By:           /s/ Barry G. Haimes
---------------------------------
Barry G. Haimes
President

SAGE ASSET MANAGEMENT, L.P.
By: Sage Asset Inc., as General Partner

By:           /s/ Barry G. Haimes
---------------------------------
Barry G. Haimes
President

SAGE ASSET INC.

By:           /s/ Barry G. Haimes
---------------------------------
Barry G. Haimes
President

/s/ Barry G. Haimes
---------------------------------
Barry G. Haimes

/s/ Katherine R. Hensel
---------------------------------
Katherine R. Hensel

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Boise Inc. dated March 5, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 5, 2010

SAGE MASTER INVESTMENTS LTD.

By:           /s/ Katherine R. Hensel
---------------------------------
Katherine R. Hensel
Director

SAGE OPPORTUNITY FUND (QP), L.P.
By: Sage Asset Management, L.P., as General Partner
By: Sage Asset Inc., as General Partner

By:           /s/ Barry G. Haimes
---------------------------------
Barry G. Haimes
President

SAGE ASSET MANAGEMENT, L.P.
By: Sage Asset Inc., as General Partner

By:           /s/ Barry G. Haimes
---------------------------------
Barry G. Haimes
President

SAGE ASSET INC.

By:           /s/ Barry G. Haimes
---------------------------------
Barry G. Haimes
President

/s/ Barry G. Haimes
---------------------------------
Barry G. Haimes

/s/ Katherine R. Hensel
---------------------------------
Katherine R. Hensel

EXHIBIT B
IDENTIFICATION OF MEMBERS OF THE GROUP

Sage Master Investments Ltd.
Sage Opportunity Fund (QP), L.P.
Sage Asset Management, L.P.
Sage Asset Inc.
Barry G. Haimes
Katherine R. Hensel